BAIN CAPITAL SPECIALTY FINANCE, INC.

200 Clarendon Street, 37th Floor
Boston, Massachusetts 02116

VIA EDGAR

February 8, 2021

Ms. Lisa Larkin

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:          Bain Capital Specialty Finance, Inc.

Registration Statement on Form N-2

SEC File No. 333-250965

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bain Capital Specialty Finance, Inc. (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Registration Statement”) be accelerated so that the Registration Statement, as then amended, may become effective at 5:00 p.m., Eastern Time, on February 11, 2021, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

Bain Capital Specialty Finance, Inc.

By:	/s/ Michael J. Boyle
Name:	Michael J. Boyle
Title:	President